Exhibit 99.1

News Release

Stock Symbol: AEM (NYSE and TSX)	For further information:
Corporate Communications
(416) 947-1212

Agnico-Eagle’s Meliadine Project Achieves Project Milestone

NIRB grants permission to proceed with construction of an All-Weather Access Road

Toronto (February 21, 2012) — Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) is pleased to announce that it has received permission from the Nunavut Impact Review Board (NIRB) to proceed to the next step of permitting for the construction of a 24 km, all-weather access road from Rankin Inlet, Nunavut to its Meliadine advanced exploration gold project.

Commenting on the NIRB decision, Agnico-Eagle President and Chief Executive Officer Sean Boyd stated, “The NIRB decision is a major milestone in the development of the Meliadine project as this will allow us to move to year-round operations. We hope to begin construction later in March.”

Work is already underway to obtain the remaining approvals prior to the start of construction: a Type B Water License from the Nunavut Water Board, land use permits from the Kivalliq Inuit Association, Government of Nunavut and Aboriginal Affairs and Northern Development Canada, and navigable water crossing approvals from Transport Canada.  Based on discussions with the various regulatory agencies, AEM anticipates that it will receive all of the required permits and authorizations to allow construction of this road to proceed over the next few weeks.

The all-weather access road, permitted as a pre-development activity, will be used to supply material (fuel, drilling supplies, food, etc.) and transport personnel to the Meliadine camp, allowing year-round exploration work at the site.  Road construction will necessitate the installation of three bridges, including one across the Meliadine River.  Bridge installation is expected to be completed by late Fall 2012 with road construction to be completed by April 2013.

Cost of the all-weather access road is estimated to be $21 million.

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and development activities in Canada, Finland, Mexico and the United States.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has declared a cash dividend for 30 consecutive years.  www.agnico-eagle.com.